December 6, 1996




VIA EDGAR

Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Attention: Sarah L. Cunningham
           Mail Stop 3-10
                              Re: Pharmavene, Inc.

Ladies & Gentlemen:

         On behalf of Pharmavene, Inc. (the "Company"), enclosed herewith is a letter executed by the Company requesting withdrawl of its Registration Statement on Form S-1 filed with the Securities & Exchange Commission on October 27, 1995 (File No. 33-98706) under the Securities Act of 1933, as amended.

         If you have any questions with respect to the enclosed, please feel free to contact the undersigned at (212) 503-2042.

         Kindly acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning same in the stamped, self-addressed envelope provided for your convenience.

                                                     Very truly yours,

                                                     /s/ Tina Baker
                                                     -----------------------
                                                     Tina Baker

TB/npm
Enclosures
cc:   Sarah Cunningham
      James D. Russo


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



                             [PHARMAVENE LETTERHEAD]



                                                     November 25, 1996



Securities and Exchange Comission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Sarah L. Cunningham

                              Re: PHARMAVENE, INC.
                                FILE NO. 33-98706

Ladies and Gentlemen:

         Pharmavene, Inc. hereby requests that its Registration Statement on Form S-1 (File No. 33- 98706), originally filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 27, 1995, be withdrawn due to unfavorable market conditions. Please be advised that none of the securities for which registration was sought have been sold.

                                             Sincerely,


                                             /s/ James D. Russo

                                             James D. Russo
                                             Senior Vice President
                                               and Chief Financial Officer

JDI/npm
cc: Mr. Jerry Crotty
    The Nasdaq Stock Market

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